Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

On May 16, 2025, Strathcona Resources Ltd. (“Strathcona”) held a conference call to discuss its financial results for the three months ended March 31, 2025. The conference call contained information regarding Strathcona’s proposed offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates. The following is an excerpt of a transcript of the conference call.

Corporate participants

Angie Lau

Strathcona Resources Ltd. — Treasurer

Adam Waterous

Strathcona Resources Ltd. — Executive Chairman

Connor Waterous

Strathcona Resources Ltd. — Chief Financial Officer

Conference Call Participants

Justin Ho

RBC Capital Markets — Analyst

PRESENTATION

[…]

Angie Lau — Treasurer, Strathcona Resources Ltd.

Welcome to the Q1 2025 conference call of Strathcona Resources Ltd.

Over the past two days, Strathcona released its first quarter 2025 results, reached definitive agreements to sell substantially all of its Montney business, and disclosed an investment in MEG Energy, along with an intention to make an offer for the balance of its shares it doesn’t currently own. We encourage our investors to visit Strathcona’s website and review the disclosure materials in detail.

On today’s call, we have from our management team: Adam Waterous, Executive Chairman; Connor Waterous, Chief Financial Officer; Connie De Ciancio, Chief Commercial Officer; Dale Babiak, Chief Operating Officer; Kim Chiu, President, Strathcona Cold Lake; Seamus Murphy, President, Strathcona Lloydminster Conventional; Ryan Tracy, President, Strathcona Lloydminster Thermal.

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Please note that all commentary made by today’s speakers are subject to the same advisories regarding, among other things, forward-looking information and non-GAAP measures, as can be found in our earnings and M&A press releases and our other disclosure materials.

Listeners and participants are urged to refer to and review those advisories and materials carefully. In particular, any comments made regarding the asset dispositions, including completion and timing for completion of these dispositions, commencement of the formal offer to MEG shareholders, and timing of such offer, as well as any related financings and any expectations about the pro forma results or resulting capital structure of Strathcona, are based on our current expectations regarding our business and combined business and are, in part, based on MEG’s available public data.

While we believe our current assumptions and expectations to be reasonable, actual results could differ materially from those discussed today, and listeners should not place undue reliance on any such statements.

Please note that no offer to purchase MEG’s shares has been made by Strathcona at this time, and any such offer will be made in Strathcona’s sole discretion, pursuant to a formal offer to purchase and takeover bid circular of Strathcona. Please refer to the press release of Strathcona relating to its intention to make an offer for further information.

With that, in keeping with our practice, we will take all of our materials as read, and we would now like to jump straight to questions.

Q&A

[…]

Justin Ho — RBC Capital Markets

Thanks. Yeah. It’s Justin Ho on the line for Greg. Just wondering if you can just give us a little bit more detail around the strategic rationale, your thinking going to this positioning away from the Montney and kind of doubling down here on thermal and oil sands.

Adam Waterous — Executive Chairman, Strathcona Resources Ltd.

Sure. This is Adam Waterous speaking. I guess I’ll try and give you a perspective.

Well, maybe to give you the first thing—I’ll try and be—I’m going to try and be incremental to what—maybe, some material we’ve provided. Maybe on a macro basis, we remain very constructive on long-term oil demand, and we remain pessimistic on long-term oil supply. I’ve been fairly public on being bearish on incremental US oil supply.

That doesn’t mean we’re negative on natural gas, and I quickly would say that I think that the three buyers of our former Montney business are going to be very successful with their purchases. And all three buyers are very sophisticated buyers, and the assets fit them like hand in glove. So I think they’re going to be very successful with what we’ve sold them.

Having said that, generally speaking, we’re more constructive on long-term oil than natural gas. So that’s maybe just as a starting point.

The second—and that helps maybe explain the divestiture of the Montney business. The second thing is why we’re making the proposal to MEG’s shareholders is we think that these are extremely complementary businesses. When I mean extremely, I am actually not aware of two businesses of any scale in North America that share this level of complementary nature. These are doppelgangers, brothers from another mother, twins, identical twins. And why that ends up being particularly important is that our ability to then be able to maximize operational synergies from them, we think will be comparatively straightforward. And I’ll talk a little bit more about that again.

But it’s also—it’s essentially, it is getting more of what we already have, which is long-life, low-decline, high-free cash flow oil. And when we think about the business that we’re building, the business will be what we believe is going to be the only investment-grade, long-life, low-decline, high-free cash flow oil company that does not have mines or refineries in North America.

So if someone’s interested in a lower-risk, long-life, low-decline, high-free cash flow oil business of scale in North America, we think that this is going to be the business to own.

And if you look on page 5 of the deck that was posted on our website last night, you’ll see that the combination moves us, within Canada, to 219,000 barrels a day, the fifth-largest oil producer in Canada.

I think, more relevantly, if you look at it in North America, on a reserve basis, net of royalty, that’s US Convention, deducting royalties. So for comparability purposes, our peers are Diamondback, Occidental. EOG’s got a fair amount of natural gas, but Diamondback, Occidental.

And those businesses are very fine businesses but have very short reserve life indexes, meaning, they have several multiples of (phon) production and the same reserves. So we think that, if a company is looking for what will be a senior producer with a very long life, we think we’re going to be very uniquely positioned in the North American landscape.

The second rationale that I could maybe try and give a little bit more colour on is the accretion.

So I know there’s a lot of very sophisticated and knowledgeable analysts on the call today, but this is how M&A usually works. How M&A usually works is a bigger company takes over a smaller company. And the bigger company trades at a bigger multiple than the smaller company. So the smaller company trades at, say, 5 times cash flow, and the bigger company trades at 7 times cash flow.

And what the bigger company does is they pay the smaller company a premium, say, 10 percent premium. And they say, okay, so they’re going to be buying it for, instead of 5, a 5.5-times multiple, but the … And so the selling shareholder says, well, I got a premium, I got 10 percent more than I thought; that’s a good thing for me. And the bigger company, that trades at 7 times, gets accretion.

That’s essentially a large percentage of how M&A works in all sectors. It’s not just this sector.

Now what’s super unusual about this is that, in this case, the company that is effectively being acquired trades at a bit of a premium to the buyer, the buyer being Strathcona, essentially (phon) the target being MEG. And so that’s really unusual.

Now, why we think that’s the case is that Strathcona’s a comparatively new company, has a comparatively limited float (phon). All things that I can understand affects price. Of course, price is what you pay; value’s what you get.

Now, what that leads to is this super-unusual dynamic. And that is, if you’re a MEG shareholder, you get two things. The first thing is, you get a premium. And what you would have obviously seen, based on yesterday’s close, our proposal indicates a 9.3 percent premium. So that’s a good thing.

But they also get per-share accretion on a variety of different metrics; very rare. Usually, you get a premium, and then you’re actually—on a per-share basis, you’ve got some dilution. So you get both things.

Now, at the same time, what’s also super unusual is Strathcona also gets accretion on almost all metrics.

So what is the Jedi mind trick? How does that happen?

Well, there’s two reasons why Strathcona also gets accretion. Is, number one, we’re putting a little bit of cash in the deal. And as you get leverage, you can get accretion, if you trade at a discount relative to the target.

And the second reason is the operating synergies. So the pro forma, the combined business, is going to have incremental cash flow. And as you would have seen in the material we provide, think that’s going to be $175 million in annual synergies, $50 million from overhead, which we think that MEG is extremely heavily staffed, given the size and operations of their business.

The interest savings, because the combined business will have $1.5 billion debt, but will be investment grade, and which will lead to a lower overall interest rate, hence the interest rate savings.

And the third is the operating synergies, which have $75 million in capital, $25 million just in operating costs. And just to give you a sense on the scale of the business, the pro forma business is going to be drilling about a quarter of all of the SAGD wells in Western Canada. Our ability to be able to get volume discounts from our suppliers is great.

We also think that we’re going to be able to share best practices, which will increase cap efficiency. We’ve seen that very directly in our SAGD business in Strathcona, where our different SAGD assets, what we learn from one, we can apply to another.

And we also think that we’re going to be more effective at controlling costs. Seventy-five percent of management’s compensation is tied to controlling capital costs and F&D, whereas MEG is 10 percent (unintelligible). All right? So we think we’re going to have very meaningful synergies.

So for those three reasons, fits like hand in glove. The two most similar companies, we believe, of this scale in North America. Uniquely, both companies get synergies. And there’s going to (unintelligible) accretion, and there’ll be large operational synergies.

So that was essentially the strategic rationale for the proposal.

[…]

Adam Waterous

I’d like to thank everyone for calling in today.

Hopefully, what we’ve provided online, we’ve tried to make it extremely comprehensive, not only regarding what we have done in terms of exiting the Montney business, but a good view on why we’ve made the proposal to MEG. So hopefully, that’s helpful, and we appreciate everyone tuning in.

[…]

Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona expects to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (a "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), which will include the formal offer to purchase and take-over bid circular and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the formal offer to purchase and take-over bid circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG SHAREHOLDERS and other interested parties are urged to read the Registration Statement, the formal offer to purchase and take-over bid circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they will contain important information about Strathcona, MEG and the Offer.

When they become available, the Registration Statement, formal offer to purchase and take-over bid circular and other materials filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. When available, the Registration Statement, formal offer to purchase and take-over bid circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and take-over bid circular and accompanying letter of transmittal and notice of guaranteed delivery. The formal offer to purchase and take-over bid circular will contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production and reserves; the expected per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; the combined company achieving an investment grade credit rating; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the pro forma debt of the combined company; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP; Strathcona's intention to make the Offer, including the terms thereof, including the consideration to be offered by Strathcona thereto, and the filing of formal offer to purchase and take-over bid circular in connection therewith; the conditions that the Offer will be subject to and possible reasons that the Offer would not be made by Strathcona; Strathcona's intentions with respect to the financing of the cash consideration payable under the Offer; the filing of the Registration Statement and other materials with the SEC; and Strathcona's intention to acquire any MEG Shares not deposited under the Offer through a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona, including the consideration expected to be offered thereunder.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this communication are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this communication related to the Offer, including with respect to the consideration payable under the Offer, the reasons for the Offer, the potential benefits to the MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from May 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including May 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG Shares will be issued and outstanding immediately prior to the date of the Offer and 2.6 million MEG Shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under MEG’s shareholder rights plan) outstanding immediately prior to the date of the Offer; (c) that all of the MEG Shares will be deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

This communication contains information that may constitute a financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Any financial outlook included in this communication has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on such financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, such financial outlook. Strathcona has included such financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this communication.

The forward-looking information contained in this communication is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this communication is expressly qualified by this cautionary statement.